[redacted]

10028257

BB 3/3 *

8-17885

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

X-17A-5

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) **AND ENDING** 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pacific Crest Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)
111 S.W. Fifth Avenue, 42nd Floor
(No. and Street)

Portland **OR** **97204**
(City)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel R. Shank,
Chief Financial Officer **(503) 248-0721**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Moss Adams LLP

999 Third Avenue, Suite 2800	**Seattle**	**WA**	**98104**
(ADDRESS) Name and Street	City	State	Zip Code

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions.**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

BD 3/16

OATH OR AFFIRMATION

I, Daniel R. Shank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pacific Crest Securities LLC, as of 12/31/09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Daniel R. Shank
Chief Financial Officer
DATED 2-26-10

Mary Margaret Hanschar
Notary Public
MY COMMISSION EXPIRES 4-6-13

OFFICIAL SEAL
MARY MARGARET HANSCHAR
NOTARY PUBLIC-OREGON
COMMISSION NO. 437226
MY COMMISSION EXPIRES APRIL 6, 2013

This report contains (check all applicable boxes):**

X	(a)	**Facing page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Operations**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation pursuant to Commodity with respect to methods of consolidation
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
X	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
X	(o)	**Independent Auditors' Report on Internal Control Structure**

****For Conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)**

PACIFIC CREST SECURITIES LLC (FORMERLY PACIFIC CREST SECURITIES INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Pacific Crest Securities LLC

We have audited the accompanying statement of financial condition of Pacific Crest Securities LLC (a wholly-owned subsidiary of Pacific Crest Securities Holdings, Inc.) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pacific Crest Securities LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
February 23, 2010

PACIFIC CREST SECURITIES LLC
(FORMERLY PACIFIC CREST SECURITIES INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(amounts in thousands)

ASSETS		
Cash and cash equivalents	$	17,146
Deposit with clearing organization		100
Securities owned		
Marketable		6
Nonmarketable		2
Due from clearing agent		3,318
Notes receivable from employees		40
Prepaid expenses and other		290
Commissions receivable from customers		176
Receivables from non-customers, net of allowance		2,373
Property and equipment, net		876
Deferred tax asset		1,928
Total assets	$	26,255
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	9,599
Market value of securities sold, not yet purchased		2
Total liabilities		9,601
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		
Member's equity		8,835
Notes receivable from member stockholders		(329)
Retained earnings		8,148
Total member's equity		16,654
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	26,255

See accompanying notes.

NOTE 1 – GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

Pacific Crest Securities LLC (the "Company") is a registered broker dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily engaged in a single line of business as a full service investment bank, providing research, principal and agency transactions, underwriting, and other corporate finance services. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking and securities brokerage services, all of which have an impact on the Company's financial condition.

Corporate reorganization – Effective February 1, 2008, the Company completed a corporate reorganization, pursuant to which, through a series of transactions, the Company (formerly an Oregon corporation) became a Delaware limited liability company and a wholly-owned subsidiary of newly formed Pacific Crest Securities Holdings Inc. ("Holdings"). Both entities are under common control. The former stockholders of the Company became stockholders of Holdings. Following completion of the reorganization, Holdings issued preferred stock in the amount of $17,000,000 and entered into a debt financing agreement of $13,000,000. Contemporaneously with the consummation of the preferred stock and debt transaction, Holdings used a substantial portion of the proceeds to repurchase and redeem certain shares of Holdings common stock. The preferred stock represents 36.2% of the ownership of Holdings and existing common stockholders of the Company own 63.8%.

The Company is a single member LLC, treated as a disregarded division of Holdings for federal, state and local income tax purposes. The federal, state and local income taxes related to the Company will be paid to the various tax authorities by Holdings. Since the Company funds the payment of these taxes from its operations, the Company has provided for income taxes on these standalone financial statements.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 – GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES – (continued)

Revenue recognition – Brokerage transactions in equity securities and the related commission income and trading gains and losses are recorded on a settlement date basis, generally the third business day following the transaction date. The impact of using settlement date accounting approximates the results that would have been achieved under trade date accounting. Brokerage revenue also includes fees paid to the Company for equity research. These fees are recognized in income as earned. Investment banking revenues, which include underwriting and advisory fees, are recorded when services for the transactions are completed under the terms of each engagement. Non-refundable investment banking retainer fees are recognized as payments are received as opposed to recognizing the fees when they are earned. The use of the cash basis to recognize investment banking retainer fees has not had a material impact on the financial statements.

Income taxes – Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, Income Taxes, relating to accounting for uncertain tax positions on January 1, 2009, which had no financial statement impact to the Company. The Company recognizes the tax benefit from uncertain tax position only if it more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in tax expense. See Note 13 for additional details.

Prior to February 1, 2008, the Company was an S Corporation as defined under Section 1362 of the Internal Revenue Code, whereby the income of the S Corporation was taxed to the stockholders of the corporation rather than to the corporation itself.

Securities valuation – Marketable securities owned and securities sold, but not yet purchased consist of corporate stock and are stated at fair value, with changes therein reflected in the results of operations.

NOTE 1 – GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES – (continued)

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The Company monitors these securities for impairment and makes appropriate reductions in carrying value when an other-than-temporary decline is evident. At December 31, 2009, not readily marketable securities consist of warrants and stock at an estimated fair value of $2,000.

Cash and cash equivalents – Cash and cash equivalents consist of cash and highly-liquid investments with initial maturities of 90 days or less.

As of December 31, 2009, $6,673,000 of the Company's cash balances were held with the Company's clearing agent in interest-bearing accounts. The remaining cash and cash equivalent balance of $10,473,000 was held at other financial institutions.

Due from clearing agent – The Company's customers' transactions are introduced to the clearing agent for execution, clearance, and settlement. Customers are required to complete their transactions on settlement date, generally three business days after the trade date. The amount due from clearing agent represents amounts receivable in connection with the clearance of customer securities transactions. The Company believes that all amounts are collectible and, therefore, has not recorded an allowance for doubtful accounts. No amounts were written off as a result of nonpayment of amounts due from clearing agent during the year ended December 31, 2009.

Property and equipment – Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

Commissions receivable from customers – Commissions receivable from customers represent revenue earned for research services provided to customers. Amounts due from customers are recorded at the invoiced amount and do not bear interest. As of December 31, 2009, $176,000 was due to the Company from customers. No reserve for bad debts was considered necessary at December 31, 2009.

NOTE 1 – GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES – (continued)

Share-based compensation – The Company measures share-based compensation expense for share grants of limited voting common stock of Holdings using a book-value method. Share grants are generally issued to employees in conjunction with a forgivable note receivable, which is forgiven over a fixed period of time based upon continued employment with the Company. Compensation expense is recognized on a straight-line basis over that service period. No other share-based instruments were issued as compensation by the Company or Holdings to employees during 2009, and no other instruments were outstanding at December 31, 2009.

NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS

FASB codification – Effective for interim and annual reporting periods ending after September 15, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became the single authoritative source for non-governmental U.S. generally accepted accounting principles (GAAP). The ASC supersedes all previous authoritative GAAP applicable to the Company. The Company's financial statement disclosures no longer reference the superseded authoritative GAAP in accordance with the ASC.

Subsequent events – In May 2009, the FASB issued guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.

Uncertain tax positions – Effective for fiscal years beginning after December 15, 2008 for non-public companies, the FASB issued guidance related to accounting for uncertain tax positions. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The implementation of this guidance had no financial impact to the Company.

NOTE 3 – EXEMPTION FROM RULE 15C3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreement with the clearing agent provides for payment of an agent clearing fee.

NOTE 4 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital, as defined by the SEC Uniform Net Capital Rule 15c3-l, of $11,064,000 which was $10,424,000 in excess of its required net capital of $640,000. The Company's ratio of aggregate indebtedness to net capital was 0.87 to 1 at December 31, 2009.

NOTE 5 – PROFIT SHARING PLANS

The Company has two qualified profit sharing and 401(k) plans (the Plans). Eligible employees may make voluntary contributions to the Plans up to 100% of their total compensation within the IRS guidelines. The Company matches 25% of the employee's contribution up to 4% of total compensation. In addition, the Company may make annual profit sharing contributions.

NOTE 6 – LEASES

The Company has noncancelable operating leases, which expire at various dates during the next three years, including leased premises for its Portland, Boston, Connecticut, California and New York operations and for equipment leases.

Future minimum lease payments under noncancelable operating leases with initial or remaining lease terms in excess of one year as of December 31, 2009 are as follows:

Year ending December 31,	2010	$ 672,000
	2011	78,000
	2012	44,000
	2013	4,000
		$ 798,000

In January 2010, the Company executed a two year extension on the lease for its Stamford, Connecticut operations. The lease extension expires on June 30, 2012. The future minimum lease payments related to this extension are $24,000, $49,000, and $24,000 for the years ended December 31, 2010, 2011 and 2012, respectively.

NOTE 7 – DEFERRED COMPENSATION

Holdings used a substantial portion of the preferred stock and debt proceeds to repurchase and redeem certain shares of Holdings common stock. The redemption payment to the stockholders is paid in four equal installments, February 1, 2008, and December 15, 2008, 2009 and 2010. The final payment is contingent upon continued employment with the Company and is therefore considered deferred compensation. The final payment of $6,697,000, a liability at the Holdings level, is being amortized over the payout period.

NOTE 8 – PHANTOM STOCK AWARDS

Under the terms of the Directors Compensation Program, certain directors are awarded shares of phantom stock. Each share provides the holder the opportunity to earn a cash award equal to the fair market value of the Company's stock. The shares vest only upon sale of the Company, thus no compensation expense has been recognized on the awards to date. As of February 1, 2008, the phantom stock awards were transferred to Holdings.

NOTE 9 – NOTES RECEIVABLE FROM STOCKHOLDERS

The Company previously sold shares of common stock for notes receivable. These notes are due and payable at various dates and bear interest at various rates. The notes are full recourse notes. The majority of the notes are from employees and contain forgiveness provisions if the employee is still employed by the Company on certain dates. Upon forgiveness, the Company records compensation expense for the amount forgiven. As of December 31, 2009, the principal balance of the notes was $329,000.

NOTE 10 – STOCK OPTION PLAN

In March 1997, the Company adopted the 1997 Stock Option Plan, which, as of February 1, 2008, in conjunction with the Corporate Reorganization, was terminated and a new plan was adopted by Holdings (the "Plan"). A total of 683,404 shares of common stock have been reserved for the grant of stock options to employees. Options granted pursuant to the Plan may be either incentive stock options as defined in Section 422 of the Internal Revenue Code, or nonqualified stock options, at the discretion of the Board. Under the Plan, options generally vest over four years. Options granted under the Plan must be exercised within three months of the optionee's termination of employment and within ten years of the date of the grant. Option prices are generally equal to the fair market value of the shares at the date of grant.

There were no outstanding options at December 31, 2009.

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf of investors, including other brokers and dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

The Company has agreed to indemnify the clearing broker-dealer for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2009, the total amount of customer balances subject to such indemnification was approximately $66 million. In accordance with applicable margin lending practices, customer balances are collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2009, no liability was recorded.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Litigation – The Company is involved in various legal actions in the normal course of its business. In the opinion of management, based in part on discussions with counsel, the ultimate disposition of such matters will not have a material effect on the financial position, results of operations or liquidity of the Company.

Letter of credit – The Company has a standby letter of credit for performance under a lease for office space with a bank in the amount of $50,133.

NOTE 13 – INCOME TAXES

The components of deferred tax assets and liabilities as of December 31, 2009 are as follows:

Deferred tax asset	
Property, plant, and equipment	$ 107,000
Allowance for bad debt	52,000
Deferred compensation	1,875,000
Total deferred tax asset	2,034,000
Deferred tax liability	
Prepaid expenses	(106,000)
Total deferred tax liability	(106,000)
Net deferred tax asset	$ 1,928,000

The Company is a single member LLC, treated as a division of Holdings for federal, state, and local income tax purposes. The federal, state, and local tax income taxes related to the Company will be paid to the various tax authorities by Holdings. Since the Company funds the payment of these taxes from its operations, the Company has provided for income taxes on these stand-alone financial statements.

The Company considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. The Company considered the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and available tax-planning strategies, the Company believes it is more likely than not that it will realize the benefits of these deductible differences. As of December 31, 2009, the Company has not recorded any valuation allowance on deferred tax assets.

In February 2010, The Company purchased State of Oregon Business Energy Tax Credits from an unrelated party. The five-year credit amount is $359,000 and is effective for the tax years 2009 through 2013.

NOTE 14 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

Furniture and equipment	$ 2,485,000
Leasehold improvements	1,000,000
	3,485,000
Less accumulated depreciation and amortization	(2,609,000)
	$ 876,000

NOTE 15 – NOTES RECEIVABLE FROM EMPLOYEES

A note receivable from an employee in the amount of $15,000 as of December 31, 2009, represents a loan to one employee to assist in funding the purchase of the Company's stock from his self-directed 401(k) plan. The note receivable is secured by all common stock of the Company owned by the employee. In addition, the Company has full recourse to the employee for payment. The note is due in 2010 and bears interest at 4%, payable annually. As of December 31, 2009, accrued interest was $1,000. The note calls for annual principal payments related by formula to dividend distributions made by the Company.

A second note receivable from an employee in the amount of $25,000 as of December 31, 2009 represents a loan to an employee which contains a forgiveness provision if the employee is still employed by the Company at note maturity. Upon forgiveness, the Company will record compensation expense for the amount forgiven. The note is due in 2010 and bears interest at 6%.